

January 29, 2010

Mr. John F. Terwilliger
President
Houston American Energy Corp.
801 Travis Street, Suite 1425
Houston, Texas 77002

> **Re:** **Houston American Energy Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 3009**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 27, 2009**
> **File No. 1-32955**

Dear Mr. Terwilliger:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director